Exhibit 99.3

MMMMMMMMMMMM . MMMMMMMMMMMMMMM C123456789 000004 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________ MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proposal — The Board of Directors recommends a vote FOR Proposal 1 below. ForAgainst Abstain + 1. Authorisation under article 430-15 of the law of 10 August 1915 on commercial companies (as amended) granted to the Board of Directors of the Company to purchase, acquire, receive or hold and sell shares in the Company directly or indirectly through the Company’s subsidiaries. MMMMMMMC 1234567890 J N T 0 5 1 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND + 1 P C F3 8 6 3 02W5FB MMMMMMMMM A General Meeting Proxy Card X IMPORTANT GENERAL MEETING INFORMATION

. Important Notice Regarding the Availability of Proxy Materials for the General Meeting of Shareholders to Be Held on September 13, 2018: Information is now available regarding the General Meeting of Shareholders at https://www.nexaresources.com/investors q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Nexa Resources S.A. + This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.’s General Meeting of Shareholders on September 13, 2018 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated August 10, 2018, receipt of which is acknowledged hereby, does hereby appoint Elvinger Hoss Prussen, société anonyme, acting through any of its authorised representatives, including Me Karl Pardaens and/or Me Cristina Beniog, and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the General Meeting of Shareholders of Nexa Resources S.A. (the “Company”) to be held at 10:00 a.m. Luxembourg time on September 13, 2018 at the office of Elvinger Hoss Prussen, société anonyme, 5 Place Winston Churchill, L-1340, Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the General Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the proposal identified herein. It is not expected that any other matters will be brought before the General Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) Non-Voting Items Change of Address — Please print new address below. Meeting Attendance Mark box to the right if you plan to attend the General Meeting. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD. C B